February 7, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	GSE Holding, Inc. (the “Company”)
File No. 333-175475
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join the Company in requesting that the effective date for the registration statement referred to above be accelerated so that it may become effective at 4:00 p.m. Eastern Time on February 9, 2012 or as soon thereafter as possible.

In connection with the foregoing and pursuant to Rule 460 under the Securities Act, please be advised that between February 2, 2012 and February 7, 2012, the Underwriters distributed copies of the preliminary prospectus dated February 1, 2012 as follows:

No. of Copies
Prospective Underwriters	0
Dealers	0
Institutions	1946
Others	1081
Total	3027

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Sincerely,

OPPENHEIMER & CO. INC.
WILLIAM BLAIR & COMPANY, L.L.C.
FBR CAPITAL MARKETS & CO.

For themselves and as Representatives of the several Underwriters

By: OPPENHEIMER & CO. INC.

By:	/s/ Andrew MacInnes
Name:	Andrew MacInnes
Title:	Head of Equity Capital Markets

By: WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Michael A. Pitt
Name:	Michael A. Pitt
Title:	Principal

By: FBR CAPITAL MARKETS & CO.

By:	/s/ Paul Dellisola
Name:	Paul Dellisola
Title:	Senior Managing Director